Report Pursuant to SEC Rule 17a-5 and Report of
Independent Registered Public Accounting Firm

Wolverine Execution Services, LLC
(An Illinois Limited Liability Company)

December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65336

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolverine Execution Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

175 W Jackson Boulevard, Suite 200

(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judy Kula

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – if individual, state last, first, middle name)

1 S Wacker Drive Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judy Kula _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Wolverine Execution Services, LLC _____ , as
of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



OFFICIAL SEAL
JOSEPH J TUCKER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/28/23



Notary Public

Signature

Chief Financial Officer
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Report of Independent Registered Public Accounting Firm

To the Member of Wolverine Execution Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wolverine Execution Services, LLC (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
February 28, 2020

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Wolverine Execution Services, LLC
(an Illinois limited liability company)
STATEMENT OF FINANCIAL CONDITION
Year ended December 31, 2019

ASSETS

Cash and cash equivalents	$ 7,268,135
Receivables from brokers, dealers and clearing organizations	16,439,036
Accounts receivable, net of allowance for bad debt of $127,808	10,981,383
Property and equipment, at cost, net of accumulated depreciation and amortization of $3,045,085	433,137
Due from affiliates	15,808,640
Other assets	10,000
TOTAL ASSETS	$50,940,331

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$14,891,620
Total liabilities	14,891,620
Member's equity	36,048,711
TOTAL LIABILITIES AND MEMBER'S EQUITY	$50,940,331

The accompanying notes are an integral part of this statement.

Wolverine Execution Services, LLC
(an Illinois limited liability company)
NOTES TO FINANCIAL STATEMENT
December 31, 2019

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Wolverine Execution Services, LLC (the Company) was organized under the State of Illinois Revised Limited Liability Company Act on July 19, 2001.

The Company is a registered broker-dealer and was approved as a member of the National Association of Securities Dealers, Inc. (NASD) in November 2002. In July 2007, the NASD and the member regulation, enforcement and arbitration functions of the New York Stock Exchange merged to form the Financial Industry Regulatory Authority, Inc. (FINRA). In addition, the Company was approved as a member of the National Futures Association in September 2003. The Company is registered with the Commodity Futures Trading Commission (CFTC) as an introducing broker. The Company provides execution services for Wolverine Trading, LLC (the Parent) and other affiliates, as well as broker-dealers, registered investment advisors and institutional customers. The Company is a member of the Chicago Board Options Exchange, the International Securities Exchange, the Philadelphia Stock Exchange, National Futures Association, NYSE Amex, NYSE Arca, the Chicago Stock Exchange, the Chicago Futures Exchange, the Chicago Board Stock Exchange, the MIAX Options Exchange, the Boston Options Exchange, NASDAQ, NASDAQ OMX, EDGX and BATS.

On September 26, 2012, the Company was approved by the Options Clearing Corporation (OCC) to act only as a clearing member that transfers confirmed trades or allocates positions to other clearing members and not to carry positions in its accounts with the OCC on a routine basis.

The Company is a wholly owned subsidiary of Wolverine Trading, LLC (the Parent).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

Cash and cash equivalents

The Company is exposed to concentrations of credit risk. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At times, the Company may maintain balances in excess of FDIC limits. The Company monitors this credit risk and has not experienced any losses related to these risks. Cash equivalents consist of a money market fund valued at $5,227,283 as of December 31, 2019.

Wolverine Execution Services, LLC
(an Illinois limited liability company)
NOTES TO FINANCIAL STATEMENT - CONTINUED
December 31, 2019

Property and Equipment

Property and equipment items are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the underlying assets using straight-line and accelerated depreciation methods.

Maintenance and repairs are expensed as incurred. Expenditures which materially extend the original lives of assets are capitalized and amortized over their useful lives.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price), in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value is based upon quoted market prices. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, and credit curves. Observable inputs are those that market participants would use in pricing assets or liabilities based on market data obtained from sources independent of the Company. The fair value hierarchy is categorized in three levels based on the inputs as follows.

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on inputs, other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations based on inputs that are unobservable in the market place and significant to the overall fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of inputs that is significant to the fair value measurement.

The Company assesses the level of the financial instruments at each measurement date, and transfers between levels are recorded on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers during the year.

The Company's assets and liabilities recorded at fair value have been categorized based upon the fair value hierarchy.

Income Taxes

The Company has elected to be treated as a disregarded entity for federal and state income tax purposes. Consequently, no provision or credit has been recorded for federal income taxes as the Company's income (loss) is directly taxable to the individual members.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company applied the guidance to all tax positions for which the statute of limitations remained open. As of December 31, 2019, the Company had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at December 31, 2019. Interest or penalties on income taxes, if incurred, are recognized on the statement of income. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2016.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal years beginning after December 15, 2019. Expected credit losses on receivables will be measured based on historical experience, current conditions and forecasts that effect the net collectability of the reported amounts. The Company has completed its analysis as of January 1, 2020 related to its financial assets within the scope of the Update and identified no material current expected credit loss to be recorded.

NOTE C - RECEIVABLE FROM AND EQUITY WITH OTHER BROKERS AND CLEARING ORGANIZATIONS

Goldman Sachs & Co. L.P. (Goldman Sachs); Bank of America Merrill Lynch (Merrill Lynch); ABN AMRO Clearing Chicago LLC (ABN AMRO); and the Options Clearing Corporation (OCC) act as clearing brokers or organizations for the Company under separate agreements. Cash on deposit with the clearing brokers satisfies any existing margin requirements. Balances at clearing brokers consist of cash on deposit as of December 31, 2019.

In the event that a clearing broker becomes insolvent, recovery of the Company's funds might be limited to the equity capital of the respective clearing broker. In such an instance, the Company could incur losses to the extent that the recovered amount is less than the total cash and other property deposited with the clearing broker. The Company has not experienced any losses related to this risk.

Wolverine Execution Services, LLC
(an Illinois limited liability company)
NOTES TO FINANCIAL STATEMENT - CONTINUED
December 31, 2019

NOTE D - RELATED PARTY TRANSACTIONS

At December 31, 2019, the Company had receivable balances of $1,081,280 from Wolverine Holdings, LP, $14,551,218 from Wolverine Trading, LLC, $108,651 from Wolverine Securities, LLC, $5,231 from Wolverine Asset Management, LLC, $429 from MC Squared Energy Services, LLC, $1,647 from Wolverine FX, LLC, $59,325 from Wolverine Trading UK Ltd., and $859 from Wolverine Trading Technologies, LLC, each of which is an affiliated entity through common ownership, and recorded within due from affiliates on the statement of financial condition. The Company also had a receivable balance of $92,355 from the Parent included in accounts receivable on the statement of financial condition. There is no interest expense provided on these unsecured advances, and repayments are to be made at the discretion of the Parent and affiliate as appropriate.

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2019, are summarized as follows:

Infrastructure and computer hardware	$ 2,933,095
Furniture and fixtures	220,793
Leasehold improvements	324,334
Total cost of property and equipment	3,478,222
Less accumulated depreciation and amortization	(3,045,085)
Total property and equipment, net	$ 433,137

NOTE F – COMMITMENTS AND INDEMNIFICATIONS

The Company was an introducing and self-clearing broker as of December 31, 2019. All transactions for customers were settled on a fully disclosed basis with other broker-dealers. The Company held no customer accounts or positions as of December 31, 2019. In connection with these arrangements, the Company has guaranteed the performance of its customers and is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. As such, the Company has a required deposit of $100,000, $250,000 and $250,000 with Goldman Sachs, Merrill Lynch and ABN AMRO, respectively, for the Company's customer activity, which can be in cash or securities. These deposits are included in receivables from brokers, dealers and clearing organizations on the accompanying statement of financial condition. The Company cannot determine the maximum exposure under these guarantees as the amount is contingent on the unfunded obligations of the customers and, accordingly, has not recorded a liability. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Wolverine Execution Services, LLC
(an Illinois limited liability company)
NOTES TO FINANCIAL STATEMENT - CONTINUED
December 31, 2019

NOTE G - NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected the "alternative method" under this rule whereby it is required to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debits", as these terms are defined under Rule 15c3-1. As of December 31, 2018, the Company had a minimum net capital requirement of $250,000.

Adjusted net capital changes from day to day but, at December 31, 2019, the Company had adjusted and excess net capital of $14,419,530 and $14,169,530, respectively, as calculated under Rule 15c3-1. The net capital rule might effectively restrict the withdrawal of capital.

The Company became a member of the OCC effective September 26, 2012. As of December 31, 2019, the Company had $7,255,801 of cash collateral to meet the OCC's deposit requirement. The cash collateral is included within the receivables from brokers, dealers and clearing organizations on the accompanying statement of financial condition. The Company did not hold any customer security positions and therefore maintained zero account balances as of December 31, 2019.

The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1.

NOTE H - CONTINGENT LIABILITIES

In the normal course of business, the Company may be subject to various litigation, regulation and arbitration matters. When such matters arise, they are vigorously defended and numerous meritorious defenses tend to exist. As of December 31, 2019, there is no outstanding litigation, individually or in the aggregate, that would have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE I - SUBSEQUENT EVENTS

In accordance with the provisions set forth by the FASB Accounting Standards Codification 855, *Subsequent Events*, management has evaluated subsequent events through February 28, 2020, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or additional disclosure in the Company's financial statements.